

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Gerri A. Henwood
Chief Executive Officer
Baudax Bio, Inc.
490 Lapp Road
Malvern, PA 19355

> **Re: Baudax Bio, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 28, 2022**
> **File No. 333-268251**

Dear Gerri A. Henwood:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   We acknowledge your revised disclosures in response to prior comment 2. However, please ensure that the date the offering will end is clearly stated prior to seeking effectiveness. You may refer to the duration of the offering with a number of days following the commencement of the offering.

Plan of Distribution, page 31

2.   We refer to your revised disclosure that there may be investors who do not enter into a securities purchase agreement in connection with the purchase of securities in this offering. Please revise to explain why there may be instances where investors do not enter

into such an agreement and how you intend to address details of such transactions, such as the number of securities to be purchased.

<u>Exhibits</u>

3.   We refer to your revised exhibit index and your filing of certain exhibits. Please also update your exhibit index to include your placement agent agreement, or advise.

 You may contact Benjamin Richie at 202-551-7857 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jennifer L. Porter, Esq.